FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2007

HOLMES FINANCING (No 6) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 6) PLC
Profit & Loss Account
Period Ended 15 October 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	21,916	21,476
Interest receivable - Cash collateral
	21,916	21,476

Interest payable - Notes	(21,916)	(21,476)
Interest payable - CSFB
	(21,916)	(21,476)

Net operating income	-	-

Fair value derivative	(114)	343
Other income	-	-
Operating expenses	-	-

Profit on ordinary activities before taxation	(114)	343

Taxation	34	(103)

Profit on ordinary activities after taxation	(80)	240

Dividend	-	-

Retained profit brought forward	127	(113)

Retained profit carried forward	47	127

Holmes Financing (No. 6) PLC
Balance Sheet
Period Ended 15 October 2007

		£'000

Fixed asset investments
Loans to Funding		615,873

Current assets
Cash at bank	16
Deferred Tax	65
	80

Creditors: Amounts falling due within one year
Fair value derivative	20

	20

Net current assets		61

Total assets less current liabilities		615,934

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(615,873)

Net assets		61

Capital and reserves
Share capital		14
Reserves		47
		61

Holmes Financing (No. 6) PLC
Notes Outstanding
Period Ended 15 October 2007

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43638WAA71	US$	1 month USD Libor
Series 1 Class B	US43638WAB54	US$	3 month USD Libor
Series 1 Class C	US43638WAC38	US$	3 month USD Libor
Series 2 Class A	US43638WAD11	US$	3 month USD Libor
Series 2 Class B	US43638WAE93	US$	3 month USD Libor
Series 2 Class C	US43638WAF68	US$	3 month USD Libor
Series 3 Class A	XS0157152785	EUR	3 month Euribor
Series 3 Class B	XS0157154567	EUR	3 month Euribor
Series 3 Class C	XS0157155291	EUR	3 month Euribor
Series 4 Class A1	US43638WAG42	US$	3 month USD Libor
Series 4 Class A2	CH0015083659	CHF	Fixed Rate
Series 4 Class B	US43638WAH25	US$	3 month USD Libor
Series 4 Class C	US43638WAJ80	US$	3 month USD Libor
Series 5 Class A	XS0157156349	GBP	3 month Sterling Libor
Series 5 Class B	XS0157158048	GBP	3 month Sterling Libor
Series 5 Class C	XS0157158634	GBP	3 month Sterling Libor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	April 2008	October 2003	0	N/A
Series 1 Class B	April 2008	January 2004	37.5	75
Series 1 Class C	April 2008	January 2004	135	235
Series 2 Class A	April 2008	April 2005	17	N/A
Series 2 Class B	April 2008	July 2005	41	82
Series 2 Class C	April 2008	July 2005	145	245
Series 3 Class A	April 2008	April 2007	24	48
Series 3 Class B	April 2008	July 2007	50	100
Series 3 Class C	April 2008	July 2007	150	250
Series 4 Class A1	April 2008	October 2007	24	48
Series 4 Class A2	April 2008	October 2007	2.50%	35
Series 4 Class B	April 2008	January 2008	52	104
Series 4 Class C	April 2008	January 2008	155	255
Series 5 Class A	April 2008	April 2008	24	48
Series 5 Class B	April 2008	April 2008	52	14
Series 5 Class C	April 2008	April 2008	155	255

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Monthly	N/A	Aaa	AAA	AAA
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 2 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 2 Class B	Quarterly	N/A	Aa3	AA	AA
Series 2 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 3 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 3 Class B	Quarterly	N/A	Aa3	AA	AA
Series 3 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 4 Class A1	Quarterly	N/A	Aaa	AAA	AAA
Series 4 Class A2	Annually	N/A	Aaa	AAA	AAA
Series 4 Class B	Quarterly	15-Jan-2008	Aa3	AA	AA
Series 4 Class C	Quarterly	15-Jan-2008	Baa2	BBB	BBB
Series 5 Class A	Quarterly	15-Jan-2008	Aaa	AAA	AAA
Series 5 Class B	Quarterly	15-Jan-2008	Aa3	AA	AA
Series 5 Class C	Quarterly	15-Jan-2008	Baa2	BBB	BBB

Holmes Financing (No. 6) PLC
Notes Outstanding
Period Ended 15 October 2007

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$1,500,000,000	$0	$0	$0
Series 1 Class B	$50,000,000	$0	$0	$0
Series 1 Class C	$86,000,000	$0	$0	$0
Series 2 Class A	$1,250,000,000	$0	$0	$0
Series 2 Class B	$42,000,000	$0	$0	$0
Series 2 Class C	$70,000,000	$0	$0	$0
Series 3 Class A	€1,000,000,000	€0	€0	€0
Series 3 Class B	€34,000,000	€0	€0	€0
Series 3 Class C	€57,000,000	€0	€0	€0
Series 4 Class A1	$1,000,000,000	$1,000,000,000	$1,000,000,000	$0
Series 4 Class A2	CHF 300,000,000	CHF 300,000,000	CHF 300,000,000	CHF 0
Series 4 Class B	$40,000,000	$40,000,000	$0	$40,000,000
Series 4 Class C	$69,000,000	$69,000,000	$0	$69,000,000
Series 5 Class A	£500,000,000	£500,000,000	£0	£500,000,000
Series 5 Class B	£17,000,000	£17,000,000	£0	£17,000,000
Series 5 Class C	£29,000,000	£29,000,000	£0	£29,000,000

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class B	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class C	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class A	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class B	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class C	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 3 Class A	CSFB		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 3 Class B	CSFB		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 3 Class C	CSFB		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 4 Class A1	Citibank		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 4 Class A2	UBS		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1 / F1	Series Repaid
Series 4 Class B	Citibank		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 4 Class C	Citibank		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 5 Class A	GBP - n/a
Series 5 Class B	GBP - n/a
Series 5 Class C	GBP - n/a

Holmes Funding Limited
Profit & Loss Account
Period Ended 15 October 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	403,620	334,842
Interest receivable - Cash Deposits	43,790	30,952
Gain/(Loss) on fair value of interest rate swap	85,635	25,490
	533,045	391,284

Interest payable - Inter-company loans	(416,681)	(318,814)
Interest payable - Start up loans	-	-
	(416,681)	(318,814)

Net operating income	116,364	72,470

Other income	9,914	8,465
Provisions	(1,063)	(2,213)
Expenses	(6,425)	(4,173)
Start up costs amortisation	(2,840)	(2,487)
Deferred consideration	(30,315)	(46,570)

Profit/(loss) on ordinary activities before taxation	85,635	25,492

Taxation	(25,690)	(7,647)

Profit/(loss) on ordinary activities after taxation	59,945	17,845

Dividend	-	-

Retained profit/(loss) brought forward	48,803	30,958

Retained profit/(loss) carried forward	108,748	48,803

Holmes Funding Limited
Balance Sheet
Period Ended 15 October 2007

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		22,889,030
Beneficial interest in Trust cash at bank		-
Fair value of interest rate swap		-

Current assets
Amounts owed by Trustee	134,982
Deferred expenditure (costs of securing)	16,093
Sundry debtors	-
Deferred taxation / group relief receivable
Cash at bank:	420,000
Reserve funding	10,000
Transaction account	865
Funding GIC account	815,576
	1,397,516
Creditors: Amounts falling due within one year
Deferred consideration creditor	202,964
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	176,086
Deferred taxation / group relief receivable	46,523
Corporation Taxation	57
	425,630

Net current assets		971,886

Total assets less current liabilities		23,860,916

Creditors: Amounts falling due after more than one year
Inter-company loans		(23,675,168)
Start up loans		(77,000)

Net assets		108,748

Capital and reserves
Share capital (£2)		-
Reserves		108,748
		108,748

Holmes Funding Limited
Notes to Balance Sheet
Period Ended 15 October 2007

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			771,870

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	351,000		-	-

Initial closing reserve funds	417,830		-	-
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	2,170		-	10,000
Closing reserve balance	420,000		-	10,000

Target reserve funds	420,000		-	10,000

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Interest Added	Closing balance

Initial start up loan (incl. accrued interest)	-		-	-	-
Second start up loan (incl. accrued interest)	-		-	-	-
Third start up loan	-		-	-	-
Fourth start up loan	-		-	-	-
Fifth start up loan	-		-	-	-
Sixth start up loan	-		-	-	-
Seventh start up loan	-		-	-	-
Eigth start up loan	-		-	-	-
Master Issuer 2007-1 start-up loan	78,358		31,975	1,118	47,500
Closing balance	78,358		31,975	1,118	47,500

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period Ended 15 October 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	594,833	566,120
Interest receivable - Cash Deposits	10,133	9,558
	604,966	575,678

Interest payable - Mortgages	(594,833)	(566,120)
Interest payable - Cash Deposits	(10,133)	(9,558)
	(604,966)	(575,678)

Net operating income	-	-

Fees receivable	6,871	6,344
Fees payable	(6,871)	(6,344)

Operating expenses	(6,852)	(5,709)
Provision charges	(649)	2,998
Other income	7,501	2,711

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period Ended 15 October 2007

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		39,558,895

Current assets
Bank interest receivable	1,909
Cash at bank	408,052
Amounts due from Seller	39,917
Other debtors
Accrued interest receivable	93,158
	543,036

Creditors: Amounts falling due within one year
Amounts due to Funding	134,982
Sundry creditors	-
	134,982

Net current assets		408,054

Total assets less current liabilities		39,966,949

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(16,669,865)
Funding share of mortgage loans		(22,889,030)

Seller share of cash at bank		(408,052)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 6) PLC

Dated: 29 November 2007	By / s / Jessica Petrie
(Authorised Signatory)